Exhibit 24

JULIUS BAER HOLDING LTD.

Proxy

Know all men by these presents that Julius Baer Holding Ltd. (the “Parent”), a corporation existing under and by virtue of the laws of Switzerland, owning and holding four thousand (4,000) shares of the stock without any par value of Artio Global Investors Inc. (“the Company”), does hereby constitute and appoint each of Mr. Francis Harte, Mr. Adam Spilka and Mr. Hendricus Bocxe as collective (by two) agent and proxy, with power to vote upon all stock held or owned by the undersigned, and to execute collectively (by two) all documents necessary or advisable to be executed in connection with the matters described below, in each case only according to prior approval by Mr. Scott Sullivan.

This proxy shall apply to any Parent consent voting that shall be deemed necessary or advisable in connection with the matters described in the registration statement on Form S-1 (“registration statement”) filed by the Company, including, without limitation:

1.	Approving proposed changes to the amended and restated certificate of incorporation of the Company;
2.	Approving adoption of new equity plans, and proposed changes to existing equity plans, of the Company;
3.	Approving the Shareholders Agreement;
4.	Approving the Transition Services Agreement;
5.	Approving the Registration Rights Agreement; and
6.	Approving the Stock Repurchase Agreement.

This proxy is conditioned upon Messrs. Harte and/or Spilka and/or Bocxe obtaining specific direction from Mr. Sullivan regarding its substantive approval of the matters listed above, and of such other matters as may be necessary or advisable to consummate the transactions contemplated by the registration statement.

In witness whereof, Julius Baer Holding Ltd. has hereunto caused its corporate name to be affixed by its officers thereunto duly authorized this 13 day of August 2009.

JULIUS BAER HOLDING LTD.

/s/ Christoph Hiestand	/s/ Elmar Zumbuehl
Christoph Hiestand	Elmar Zumbuehl